Mail Stop 3561

August 14, 2006

Mr. Peter R. Ingram, Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street
Suite G-350
Honolulu, Hawaii 96819

>   **Re: Hawaiian Holdings, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 23, 2006**
>   **File No. 001-31443**

Dear Mr. Ingram:

We have reviewed your response letter dated July 5, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Critical Accounting Policies, page 44
Frequent Flyer Accounting, page 49

1.   We note your response to our prior comment 2. Your response indicates that the revenue generated from the sale of mileage credits is recognized on a straight-line basis over the historical usage period. Please further clarify your definition of the usage period, as it appears as though the study conducted to obtain the average is based on the earning of frequent flyer miles through flights rather than those miles that are purchased. Define further if the usage period ranges from the point of sale until expiration of the miles or only until the average date such credits are typically used. Include in your response the gross amount of sales from these mileage credits (separate from the revenue recognized) in each of the past three years. We may have further comments after reviewing your response.

Hawaiian Holdings, Inc. Financial Statements
Note 3. Summary of Significant Accounting Policies, page F-8

2.   We note your response to our prior comment number 6. In regards to maintenance reserves, it appears you believe these lease payments should not be accounted for under SFAS 13 because you believe they are executory costs which are excluded from the determination of minimum lease payments under SFAS 13. The determination of minimum lease payments in paragraph 5j of SFAS 13, however, is used in evaluating the criteria for classifying leases as operating or capital leases and in specified disclosures in lease footnotes. It does not serve to scope out other lease payments, such as executory costs and contingent rentals, from the recognition requirements of SFAS 13. We believe all nonrefundable payments required under a lease agreement should be accounted for as such under SFAS 13 and other related lease accounting literature. Paragraph 5n of SFAS 13 (as amended by SFAS 29) states that lease payments that depend on a factor directly related to the future use of leased property, such as hours of use, are contingent rentals. Nonrefundable maintenance reserves, which are often termed additional basic rent or supplemental rent in lease agreements, vary based on usage of the aircraft. Therefore, it appears that they are, or are similar to, contingent rentals. Paragraph 15 of SFAS 13 states that rentals on operating leases shall be charged to expense over the lease term as it becomes payable. Therefore, we believe you should charge nonrefundable maintenance reserve payments to expense as they become payable.

        Based on your response, we understand that you may be responsible for additional maintenance costs if reserves are inadequate. In this regard, you state that you believe you should defer cost recognition unless all cost risk is transferred to a

Mr. Peter Ingram, CFO
Hawaiian Holdings, Inc.
August 14, 2006
Page 3

third party. It appears you are referring to the notion of ensuring transactions are not entered into primarily to achieve a desired financial accounting result. We cannot concur that the consideration of risk transfer is relevant, because reserve provisions are not included at the request of the lessee, but rather, are initiated and required by the lessor. In this regard, it does not appear that you sought to include such provisions to achieve a desired financial accounting result. Please tell us if this is not the case.

Finally, in your proposed critical accounting policy disclosure, you state that you plan to recognize any excess maintenance reserves retained by the lessor as additional rental expense upon termination of the lease. To the extent such excess reserves were to exist, this accounting model would result in recognition of an unrealizable asset during the term of your leases. We do not believe this model is appropriate or supported by GAAP.

We believe you should amend your Form 10-K and restate your financial statements to account for all nonrefundable maintenance reserve payments as expenses in the period in which hours or cycles are flown.

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You may contact Heather Tress at 202-551-3624 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief